11-3-2003



03051946

UNITED
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 27 2003
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Graham Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

623 Elm Street Suite 301
(No. and Street)

Graham (City) Texas (State) 76450 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David York 940-549-1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rhodes Osiek & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

2170 W. Interstate 20 (Address) Arlington (City) Texas (State) 76017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David York, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Graham Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



DEBBY REYNOLDS
NOTARY PUBLIC
STATE OF TEXAS
My Commission Expires 08-11-2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST GRAHAM SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

Auditor's Report.. 1

Statement of Financial Condition.......................... 2

Statement of Income....................................... 3

Statement of Stockholders' Equity......................... 4

Statement of Changes in Liabilities
Subordinated to Claims of General Creditors............ 5

Statement of Cash Flows................................... 6

Notes to Financial Statements............................. 7

Supplementary Information Required by SEC Rule 17a-5:

Auditor's Report on Supplementary Information............. 11

Schedule I.. 12

Schedule II... 13

Schedule III.. 14

Independent Auditor's Report on Internal Accounting
Control Required by Rule 17a-5 of the Securities
and Exchange Commission................................ 15

Rhodes Osiek & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of

First Graham Securities, Inc.:

We have audited the accompanying statement of financial condition of First Graham Securities, Inc. as of December 31, 2002, and the related statements of income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Graham Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Rhodes Osiek & Company

February 4, 2003

2170 West Interstate 20 • Arlington, Texas 76017 • 817-274-1700 • FAX 817-261-0119

FIRST GRAHAM SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002 (NOTE 1)

ASSETS

CURRENT ASSETS:	
Cash	$ 1,676
Clearing deposits	40,420
Receivable from dealers	9,417
Receivable other	323
Investments (Note 3)	1,897
Prepaid Expenses	716
Total current assets	54,449
RECEIVABLE OTHER (Note 2)	19,892
PROPERTY AND EQUIPMENT, AT COST, net of depreciation (Note 4)	19,708
Total Assets	$ 94,049

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 4,299
Total current liabilities	4,299
LOAN FROM SHAREHOLDER (Note 5)	8,046
COMMITMENTS AND CONTINGENCIES (Note 10 and 11)	
STOCKHOLDERS' EQUITY (Notes 7, 8 and 9)	
Common stock, par value $.01 per share, 1,000,000 shares authorized, 100,000 shares issued and outstanding	1,000
Additional paid-in capital	205,787
Retained earnings (deficit)	(125,083)
Total stockholders' equity	81,704
Total Liabilities And Stockholders' Equity	$ 94,049

The accompanying notes are an integral part of these financial statements

FIRST GRAHAM SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002 (NOTE 1)

REVENUES:	
Commissions income	$ 239,760
Interest income	1,685
Gain (loss) on sale of assets	(621)
Other income (loss) (Note 2)	43,371
Total revenue	284,195
EXPENSES:	
Commissions expense	73,667
Salaries and benefits	156,821
Lease expense	13,174
Legal and Professional	11,983
Quote service	7,008
Regulatory fees	3,587
General and administrative	30,199
Total expenses	296,439
NET INCOME (LOSS)	$ (12,244)

The accompanying notes are an integral part of these financial statements

FIRST GRAHAM SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)
	Shares	Amount		
BALANCE, December 31, 2001	100,000	$1,000	$205,787	$(111,189)
Prior period adjustment (Note 8)	-	-	-	(1,650)
Net (loss)	-	-	-	(12,244)
BALANCE, December 31, 2002	100,000	$1,000	$205,787	$(125,083)

The accompanying notes are an integral part of these financial statements

FIRST GRAHAM SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

Liabilities subordinated to claims of general creditors as of December 31, 2001	$ 0
Liabilities paid off during the year	0
Liabilities subordinated to claims of general creditors as of December 31, 2002	$ 0

The accompanying notes are an integral part
of these financial statements

FIRST GRAHAM SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$(12,244)
Adjustment to reconcile net income to net cash provided by operating activities	
Depreciation expense	5,455
(Increase) in receivable from dealer	(7,620)
Unrealized loss on investments	621
Decrease in other assets	1,546
Increase in accounts payable and accrued liabilities	6,213
NET CASH (UTILIZED) FROM OPERATING ACTIVITIES	(6,029)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of equipment	(2,704)
NET CASH (UTILIZED) FROM INVESTING ACTIVITIES	(2,704)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(8,733)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	50,829
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 42,096

The accompanying notes are an integral part
of these financial statements

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History and organization -

First Graham Securities, Inc. (the Company) was formed October 8, 1997 and became effective as a broker dealer in securities registered with the Securities and Exchange Commission (SEC) on December 2, 1998. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that a correspondent broker-dealer would handle all of the funds and securities belonging to the Company's customers. The current owner purchased the company on April 10, 1999.

Accounting policies -

The financial statements of the Company have been prepared on an accrual basis in accordance with generally accepted accounting principles.

Cash and cash equivalents -

For purposes of the statement of cash flows, the Company considers all clearing deposits and money market accounts to be cash equivalents.

Receivable from dealers -

The Company uses the direct write off method for recording uncollectible receivables from dealers. Management has determined that the receivable from dealers are totally collectible.

Property and equipment -

Property and equipment are carried at cost. The Company has a policy whereby property additions below a minimum amount are expensed as incurred. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes based on the following useful lives.

Assets	Estimated Useful Lives
Machinery and Equipment	5-10 years
Furniture and Fixtures	5-10 years
Computer Equipment	5 years

For federal income tax purposes, depreciation is computed using the modified accelerated cost recovery system. Expenditures for major renewals and betterment that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

U. S. Federal Income Taxes -

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on their respective shares of net income.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Advertising costs-

The advertising costs are expensed as incurred.

Compensated absences-

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Investments-

The Company records marketable securities at fair market value. Upon the sale of marketable securities, gain or loss is included in the income statement. Actual cost is used in computing gain or loss. Unrealized gain or loss on marketable securities has been included in other income in the statement of income.

(2) RECEIVABLE OTHER:

The Company sold future income rights to a former employee in exchange for a note receivable in the amount of $20,000. The note receivable accrues interest monthly at a rate of 10% per annum and matures on May 11, 2009. The principal and interest payments on the note are based on annual service fee commissions from all existing and future client accounts established by the former employee.

(3) INVESTMENTS:

The Company owned equity securities at December 31, 2002 as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Trade securities				
Equity securities	$ 13,179	$ 0	$11,282	$ 1,897
	$ 13,179	$ 0	$11,282	$ 1,897

(4) PROPERTY AND EQUIPMENT:

Property and equipment are summarized by major classifications as follows:

Machinery and Equipment	$ 6,078
Furniture and Fixtures	11,205
Computer Equipment	16,117
	33,400
Less accumulated depreciation	(13,692)
	$ 19,708

Depreciation expense for the year ended December 31, 2002, was $5,455.

(5) LOAN FROM SHAREHOLDER:

During the year, the sole shareholder advanced the Company $20,000. The note accrues no interest and is payable on March 15, 2005.

(6) FEDERAL INCOME TAXES:

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on their respective share of net income.

(7) NET CAPITAL REQUIREMENTS:

The Company is subjected to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. This rule requires a minimum net capital of not less than $5,000. At December 31, 2002, the Company has net capital of $59,593, which is in excess of its required net capital.

(8) PRIOR PERIOD ADJUSTMENT:

As the result of an NASD audit in 2002, the NASD auditor required the Company to reverse a prior year decision by the NASD to recognize income for $1,650 received in April 2000 rather than as a contra-asset as originally recorded. The current year prior period adjustment recognizes expense for $1,650 to counteract the prior year entry. The amount received was for one-half interest in NASD stock warrants and was received from First National Bank-Graham.

(9) FOCUS REPORT PART II DIFFERENCE:

Difference between the enclosed financial statements and the Company's December 31, 2002, Focus Report Part II are as follows:

	Per Enclosed Financial Statement	Per Focus	Difference
Cash	$ 1,676	$ 1,676	$ 0
Clearing deposits	40,420	0	40,420
Receivable, other	29,632	70,052	(40,420)
Investments	1,897	1,897	0
Prepaid expenses	716	0	716
Property and equipment, net	19,708	19,708	0
Other assets	0	716	(716)
Accounts payable, accrued liabilities, expenses and other payables	12,345	12,345	0
Stockholder's equity	81,704	81,704	0
			$ 0

(10) COMMITMENTS AND CONTINGENCIES:

The Company leases its office space under an operating lease. The initial term of the lease is 3 years. Rent expense for the year ended December 31, 2002 was $ 9,400.

The following is a schedule of future minimum rental payments required under these leases as of December 31, 2002:

Year Ending December 31	Amount
2003	$ 2,550

(11) OPERATING LEASES:

The Company has operating leases for certain office equipment. Related rentals are charged to expense as incurred. Rent expense for equipment for the year ended December 31, 2002 as $3,774.

The following is a schedule of future minimum rental payments required under these leases as of December 31, 2002:

Year Ending December 31	Amount
2003	$ 2,857

Rhodes Osiek & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Auditor's Report on Supplementary Information Required by SEC Rule 17A-5

We have audited the financial statements of First Graham Securities, Inc. for the year ended December 31, 2002, and have issued our report thereon dated February 4, 2003. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

The schedule relating to the segregation requirements and funds in segregation for customers' regulated commodity futures accounts is not applicable for the Company.

Rhodes Osiek & Company

February 4, 2003

2170 West Interstate 20 • Arlington, Texas 76017 • 817-274-1700 • FAX 817-261-0119

FIRST GRAHAM SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

SCHEDULE I

NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY	$ 81,704
DEDUCTIONS	(22,074)
NET CAPITAL BEFORE HAIRCUTS	59,630
HAIRCUTS ON TRADING AND INVESTMENT SECURITIES	(37)
NET CAPITAL	$ 59,593

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 12,345
TOTAL AGGREGATE INDEBTEDNESS	$ 12,345

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Greater of 6 2/3% of Aggregate Indebtedness	$ 823
or	
Minimum Dollar Net Capital	5,000
Minimum Net Capital Required	$ 5,000

Ratio: Aggregate Indebtedness to Net Capital	.21 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17a-5 as of December 31, 2002)

Net Capital as Reported in Company's Part II Focus Report	$ 59,593
Adjustments	0
Net Capital Per Above	$ 59,593

FIRST GRAHAM SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT
OF RULE 15c 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
WITH RECONCILIATION WITH CORRESPONDING PART II OF
FINANCIAL OPERATIONAL COMBINED SINGLE REPORT (FOCUS)
AS OF DECEMBER 31, 2002

SCHEDULE II

First Graham Securities, Inc. is registered as a broker-dealer under Rule 15c 3-1-(a)(1). First Graham Securities, Inc. is exempt from SEC Rule 15c 3-3 under Section (K)(2)(ii).

First Graham Securities, Inc. has not had any transactions during the year ending December 31, 2002, relating to the possession or control of securities for which Rule 15c 3-3 is applicable and due to the absence of such transactions, Rule 15c 3-3 does not apply. There were no transactions during the year that required a reserve computation to be made. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

FIRST GRAHAM SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c 3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

SCHEDULE III

First Graham Securities, Inc. is registered as a broker-dealer under Rule 15c 3-1(a)(1). First Graham Securities, Inc. is exempt from SEC Rule 15c 3-3 under Section (K)(2)(ii).

First Graham Securities, Inc. has not had any transactions during the year ending December 31, 2002, relating to the possession or control of securities for which Rule 15c 3-3 is applicable and due to the absence of such transactions, Rule 15c 3-3 does not apply. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

Rhodes Osiek & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Auditor's Report on Internal

Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of

First Graham Securities, Inc.:

We have audited the financial statements of First Graham Securities, Inc. for the year ended December 31, 2002, and have issued our report thereon dated February 4, 2003. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2170 West Interstate 20 • Arlington, Texas 76017 • 817-274-1700 • FAX 817-261-0119

Because of inherent limitations in any internal accounting control procedures of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of First Graham Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's current practices and procedures were adequate at December 31, 2002, to meet the Commissions' objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

Rhodes Osiek & Company

February 4, 2003